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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 30)

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                ITT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                ITT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

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                           COMMON STOCK, NO PAR VALUE
  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  450912 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             RICHARD S. WARD, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                ITT CORPORATION
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-5490
                                 (212) 258-1000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            PHILIP A. GELSTON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NY 10019-7475
                                 (212) 474-1000

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                                  INTRODUCTION

     The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:


     The Company has received commitment letters from The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") (the "Commitment Letters") whereby CSI has agreed to structure, arrange and syndicate credit facilities, and Chase has committed to provide a portion of such facilities, in aggregate principal amounts of (a) $5 billion for Destinations (the "Destinations Facilities"), (b) $385 million for ITT Promedia CVA ("Promedia"), a Belgian company and an indirect, wholly owned subsidiary of the Company (the "Promedia Facilities"), and (c) $270 million for ITT Publimedia B.V. ("Publimedia"), a Dutch company and wholly owned subsidiary of Promedia ("Publimedia Facilities"). The terms of definitive agreements for the Destinations Facilities, the Promedia Facilities and the Publimedia Facilities have not yet been finalized. The following is a summary of the anticipated principal terms of such facilities based upon the Commitment Letters. This summary is subject to completion of definitive agreements and is qualified in its entirety by reference to the Commitment Letters which are filed as exhibits to the Schedule 14D-9.



     The $5 billion Destinations Facilities will include (a) a $1.5 billion
2 1/2-year term loan facility and a $2.5 billion 5-year term loan facility, each to be fully drawn at closing, and (b) a $1 billion 5-year revolving credit facility. Chase has committed to provide up to $500 million of these facilities and agreed to use commercially reasonable efforts to syndicate the balance. The Destinations Facilities will be guaranteed by each of Destinations' direct and indirect domestic subsidiaries other than gaming subsidiaries. The Destinations Facilities will be secured by a perfected first priority security interest in all of Destinations' and its subsidiaries' (other than gaming subsidiaries) tangible (other than mortgages on real property) and intangible assets (including, without limitation, the Sheraton reservation system, each of the Sheraton franchise agreements and intellectual property (including the Sheraton trademark)) and all the capital stock and intercompany obligations of each of Destinations' direct and indirect domestic subsidiaries (excluding gaming subsidiaries) and 66% of the capital stock and all the intercompany obligations of first-tier foreign subsidiaries. The $335 million Promedia Facilities will include (a) a $210 million 6-year term loan facility, a $65 million 7-year term loan facility and a $60 million 8-year term loan facility, each to be fully drawn at closing, and (b) a $50 million 6-year revolving credit facility. All amounts will be loaned in their equivalent in Belgian francs. Chase has committed to provide up to $60 million of these facilities and agreed to use commercially reasonable efforts to syndicate the balance. The Promedia Facilities will be guaranteed by ITT ISI and ITT World Directories. The Promedia Facilities will be secured by a security interest in certain tangible and intangible assets of ITT ISI and ITT World Directories and assets of Promedia as to which it is commercially reasonable to provide security based on the costs and legal difficulties of obtaining such a security interest in relation to the value of the security to be afforded thereby. The $270 million Publimedia Facilities will include (a) a $120 million 6-year term loan facility, a $50 million 7-year term loan facility and a $50 million 8-year term loan facility, each to be fully drawn at closing, and (b) a $50 million 6-year revolving credit facility. All amounts will be loaned in their equivalent in Dutch guilders. Chase has committed to provide up to $40 million of these facilities and agreed to use commercially reasonable efforts to syndicate the balance. The Publimedia Credit Facilities will be secured by a security interest in 100% of the stock of Publimedia's direct and indirect subsidiaries. The definitive documentation for each of these credit facilities is expected to contain customary prepayment provisions, covenants, representations and warranties and events of default.

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     The agreements and commitments of Chase and CSI with respect to the
Destinations Facilities, the Promedia Facilities and the Publimedia Facilities are subject to certain conditions, including conditions relating to (a) material adverse conditions or changes in or affecting the business, operations, property or financial condition or prospects of the Company or Destinations, and their respective subsidiaries, taken as a whole, (b) the satisfaction of Chase and CSI with the structure and serviceability of the financings of the Company and its subsidiaries, (c) the disclosure of material and adverse information affecting the Company or Destinations, as the case may be, (d) material adverse litigation affecting the Comprehensive Plan or such credit facilities; provided that litigation or other similar proceedings seeking to challenge the Comprehensive Plan but which have not had the effect of enjoining any of or all the elements of the Comprehensive Plan shall not prevent the satisfaction of this condition,
(e) material disruptions or material adverse changes in financial, banking or capital market conditions, (f) competing offerings, placements or arrangements by or on behalf of the Company, (g) definitive documentation and (h) certain other customary conditions. The closings under each of the Destinations Credit Facilities, Promedia Credit Facilities and Publimedia Credit Facilities will be conditioned on the closings under the other two credit facilities.



     In addition to the Credit Facilities, the Company is currently contemplating additional debt financing pursuant to the issuance of debt securities by Promedia and Publimedia (the "Debt Securities"). The Debt Securities are expected to consist of (i) $320 million of ten-year notes to be issued by Promedia in two tranches, consisting of a $160 million U.S. dollar-denominated tranche and a DM 300 million Deutsche mark-denominated tranche, and (ii) $175 million of ten-year notes to be issued by Publimedia in a single tranche. The Debt Securities will be unsecured and subordinated and are expected to have covenants that are typical for high yield offerings.



     Copies of the Commitment Letters described above are filed as exhibits 90, 91 and 92 hereto and are incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:


     On August 25, 1997, Hilton filed a motion in the Nevada federal court for injunctive and preliminary relief seeking, among other things, to enjoin ITT from proceeding with the Comprehensive Plan. Hilton requested a hearing date during the week of September 22, 1997 for its motion. On August 26, 1997, the Company filled a response to Hilton's request for a hearing during the week of September 22, contending that Hilton is not entitled to seek preliminary injunctive relief at this stage and, in the alternative, requesting that a hearing on Hilton's motion be scheduled during the week of September 8. A copy of Hilton's motion was filed as an exhibit to Amendment No. 24 to the Hilton
Schedule 14D-1 which was filed with and can be obtained from the Securities and Exchange Commission. A copy of the Company's response to Hilton's motion is filed as Exhibit 93 hereto and is incorporated herein by reference.


ITEM 9.  EXHIBITS.

     The response to Item 9 is hereby amended by adding the following new exhibits:


     90. Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The Chase Manhattan Bank and the Company.



     91. Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The Chase Manhattan Bank and ITT Promedia CVA.



     92. Commitment Letter dated as of August 22, 1997, among Chase Securities Inc., The Chase Manhattan Bank and ITT Promedia CVA.



     93. The Company's Response to Hilton's ex parte Motion for Prompt Hearing on its Motion for Injunctive and Declaratory Relief.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT CORPORATION

                                          By:     /s/ RICHARD S. WARD

                                          --------------------------------------
                                              Name: Richard S. Ward
                                              Title: Executive Vice President,
                                               General Counsel and
                                               Corporate Secretary


Dated as of August 27, 1997


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                                 EXHIBIT INDEX


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EXHIBIT                                    DESCRIPTION                                  PAGE NO.
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
  (90)      Commitment Letter dated as of August 22, 1997, among Chase Securities
            Inc., The Chase Manhattan Bank and the Company............................
  (91)      Commitment Letter dated as of August 22, 1997, among Chase Securities
            Inc., The Chase Manhattan Bank and ITT Promedia CVA.......................
  (92)      Commitment Letter dated as of August 22, 1997, among Chase Securities
            Inc., The Chase Manhattan Bank and ITT Promedia CVA.......................
  (93)      The Company's Response to Hilton's ex parte Motion for Prompt Hearing on its Motion for Injunctive and Declaratory Relief..........................
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